# SEC Schedule 13D/A (Amendment No. 11) — Beneficial ownership report by holders of more than 5% of a class

Issuer: SOLID BIOSCIENCES INC., CIK 0001707502
CUSIP: 83422E204
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 500 Rutherford Avenue, Third Floor, Charlestown, Massachusetts (MA), 02129
Date of event which requires filing of this statement: 03/06/2026
Amends the filing with accession number 0001144204-18-006967
Filed by CIK 0001346824
Persons authorized to receive notices and communications: Peter Kolchinsky, RA Capital Management, L.P., 200 Berkeley Street, 18th Floor, Boston, Massachusetts (MA), 02116, 617.778.2500

## Reporting persons
- RA Capital Management, L.P. (CIK 0001346824): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 9,663,926; sole dispositive power 0; shared dispositive power 9,663,926; aggregate amount beneficially owned 9,663,926 (9.9% of the class)
- Peter Kolchinsky (CIK 0001384859): type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 9,663,926; sole dispositive power 0; shared dispositive power 9,663,926; aggregate amount beneficially owned 9,663,926 (9.9% of the class)
- Rajeev Shah (CIK 0001619841): type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 9,663,926; sole dispositive power 0; shared dispositive power 9,663,926; aggregate amount beneficially owned 9,663,926 (9.9% of the class)
- RA Capital Healthcare Fund, L.P. (CIK 0001315082): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 9,525,696; sole dispositive power 0; shared dispositive power 9,525,696; aggregate amount beneficially owned 9,525,696 (9.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value per share
Name of issuer: SOLID BIOSCIENCES INC.
Address of issuer's principal executive offices: 500 Rutherford Avenue, Third Floor, Charlestown, Massachusetts (MA), 02129
Comment: This Amendment No. 11 (this "Amendment No. 11" or this "Schedule 13D/A") amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on February 9, 2018, and amended on July 30, 2019, December 16, 2020, March 23, 2021, September 6, 2022, October 4, 2022, December 5, 2022, January 11, 2024, June 12, 2024, February 21, 2025 and August 14, 2025 (as amended, the "Statement") by the Reporting Persons. Unless otherwise defined herein, capitalized terms used in this Amendment No. 11 shall have the meanings ascribed to them in the Statement. Unless amended or supplemented below, the information in the Statement remains unchanged.

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D/A is being filed on behalf of RA Capital Management, L.P. ("RA Capital"), Peter Kolchinsky, Rajeev Shah, and RA Capital Healthcare Fund, L.P. (the "Fund"). RA Capital, Dr. Kolchinsky, Mr. Shah and the Fund are collectively referred to herein as the "Reporting Persons." The agreement among the Reporting Persons to file this Schedule 13D/A jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, (the "Act") is attached hereto as Exhibit 99.1.

The Reporting Persons' beneficial ownership of the Issuer's common stock consists of (i) 5,673,193 shares of common stock directly held by the Fund; (ii) 109,661 shares of common stock directly held by the RA Capital Nexus Fund, L.P. (the "Nexus Fund"); (iii) 28,569 shares of common stock directly held by a separately managed account (the "Account"); and (iv) pre-funded warrants ("Pre-Funded Warrants") exercisable for up to 8,178,412 shares of common stock directly held by the Fund. The Pre-Funded Warrants contain a provision (the "Beneficial Ownership Blocker"), which precludes the exercise of the Pre-Funded Warrants to the extent that, following exercise, the Fund, together with its affiliates and other attribution parties, would own more than 9.99% of the common stock outstanding. The Fund is currently prohibited from exercising the Pre-Funded Warrants to the extent that such exercise would result in beneficial ownership of more than 9,663,926 shares of common stock.

RA Capital Healthcare Fund GP, LLC is the general partner of the Fund and RA Capital Nexus Fund GP, LLC is the general partner of the Nexus Fund. The general partner of RA Capital is RA Capital Management GP, LLC, of which Dr. Kolchinsky and Mr. Shah are the controlling persons. RA Capital serves as investment adviser for each of the Fund, the Nexus Fund and the Account and may be deemed a beneficial owner, for purposes of Section 13(d) of the Act, of any securities of the Issuer held by the Fund, the Nexus Fund or the Account. Each of the Fund and the Nexus Fund has delegated to RA Capital the sole power to vote and the sole power to dispose of all securities held in its portfolio, including the shares of the Issuer's common stock reported herein. Because each of the Fund and the Nexus Fund has divested itself of voting and investment power over the reported securities it holds and may not revoke that delegation on less than 61 days' notice, each of the Fund and the Nexus Fund disclaims beneficial ownership of the securities it holds for purposes of Section 13(d) of the Act and therefore disclaims any obligation to report ownership of the reported securities under Section 13(d) of the Act. As managers of RA Capital, Dr. Kolchinsky and Mr. Shah may be deemed beneficial owners, for purposes of Section 13(d) of the Act, of any securities of the Issuer beneficially owned by RA Capital. RA Capital, Dr. Kolchinsky, and Mr. Shah disclaim beneficial ownership of the securities reported in this Schedule 13D/A other than for the purpose of determining their obligations under Section 13(d) of the Act, and the filing of this Schedule 13D/A shall not be deemed an admission that either RA Capital, Dr. Kolchinsky, or Mr. Shah is the beneficial owner of such securities for any other purpose.
Residence or business address: The address of the principal business office of each of the Reporting Persons is 200 Berkeley Street, 18th Floor, Boston, MA 02116.
Present principal occupation or employment: The Fund is a private investment vehicle. RA Capital provides investment management services to the Fund, the Nexus Fund and the Account. The principal occupation of each of Dr. Kolchinsky and Mr. Shah is investment management.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: See Item 6 of the cover pages.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Statement is hereby amended and supplemented as follows:

February 2026 Open Market Purchase

On February 6, 2026, the Fund purchased an aggregate of 354,936 shares of common stock in open market transactions at purchase prices ranging from $6.36 to $6.63 per share (weighted average purchase price of $6.49 per share). The aggregate purchase price of such shares was $2,304,350.99, which was funded by the working capital of the Fund.

March 2026 Securities Purchase Agreement

On March 6, 2026, the Issuer entered into a securities purchase agreement with certain institutional accredited investors (the "March 2026 PIPE Investors"), including the Fund, pursuant to which the Issuer issued and sold to the March 2026 PIPE Investors in a private placement (the "March 2026 Private Placement") (i) an aggregate of 14,973,257 shares of common stock (the "Shares") at a price of $5.61 per share; and (ii) an aggregate of 27,807,482 warrants (the "March 2026 Pre-Funded Warrants") in lieu of shares of common stock, at a purchase price of $5.609 per March 2026 Pre-Funded Warrant. The March 2026 Private Placement closed on March 9, 2026. The Fund purchased 4,456,327 March 2026 Pre-Funded Warrants in the March 2026 Private Placement, for total consideration of $24,995,538, which was funded by the working capital of the Fund.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Rows 11 and 13 of each Reporting Person's cover page to this Schedule 13D/A set forth the aggregate number of shares of common stock and percentages of the shares of Common Stock beneficially owned by such Reporting Person and are incorporated by reference. The percentage set forth in each row 13 is based upon the sum of (i) 77,910,239 shares of common stock outstanding as of October 29, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 3, 2025; (ii) 14,973,257 shares issued in the March 2026 Private Placement; and (iii) shares issuable upon exercise of the Pre-Funded Warrants held by the Fund, to the extent exercisable within 60 days hereof, as referenced herein. Due to field limitations of the EDGAR filing system, the percentages listed in Row 13 of each of the cover pages for RA Capital, Dr. Kolchinsky and Mr. Shah have been rounded down to 9.9%.
Number of shares as to which each person has sole or shared power to vote or dispose: Rows 7 through 10 of each Reporting Person's cover page to this Schedule 13D/A set forth the number of shares of common stock as to which such Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition and are incorporated by reference.
Transactions in the class effected during the past sixty days: Except as set forth herein, none of the Reporting Persons has effected any transactions with respect to the securities of the Issuer during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities subject to this Schedule 13D/A.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Statement is hereby amended and supplemented as follows:

March 2026 Pre-Funded Warrants

Each March 2026 Pre-Funded Warrant has an exercise price of $0.001 per share of common stock, is immediately exercisable and does not expire. Under the terms of the March 2026 Pre-Funded Warrants, the Issuer may not effect the exercise of any March 2026 Pre-Funded Warrant, and the Fund will not be entitled to exercise any portion of any March 2026 Pre-Funded Warrant, which, upon giving effect to such exercise, would cause the Fund (together with its affiliates) to own more than 9.99% of the number of shares of the common stock outstanding immediately after giving effect to such exercise, as such percentage ownership is determined in accordance with the terms of the March 2026 Pre-Funded Warrants.

The exercise price and the number of shares of common stock issuable upon exercise of each March 2026 Pre-Funded Warrant are subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting the common stock.

In the event of certain fundamental transactions (as described in the March 2026 Pre-Funded Warrants), a holder of March 2026 Pre-Funded Warrants will be entitled to receive, upon exercise of the March 2026 Pre-Funded Warrants, the kind and amount of securities, cash or property that such holder would have received had they exercised in full the March 2026 Pre-Funded Warrants immediately prior to such fundamental transaction without regard to any limitations on exercise contained in the March 2026 Pre-Funded Warrants.

References to and the description of the March 2026 Pre-Funded Warrants set forth above in this Item 6 do not purport to be complete and are qualified in their entirety by reference to the full text of the Form of Pre-Funded Warrant, which is filed herewith as Exhibit 99.2 and incorporated by reference herein.

Registration Rights Agreement

Also on March 6, 2026, the Issuer entered into a registration rights agreement (the "March 2026 Registration Rights Agreement") with the March 2026 PIPE Investors, pursuant to which the Issuer agreed to register for resale the Shares and the shares of the Issuer's common stock issuable upon exercise of the March 2026 Pre-Funded Warrants (collectively, the "Registrable Securities"). Under the March 2026 Registration Rights Agreement, the Issuer has agreed to file a registration statement covering the resale by the March 2026 PIPE Investors of their Registrable Securities no later than 30 days following the closing of the March 2026 Private Placement. The Issuer has agreed to use reasonable best efforts to cause such registration statement to be declared effective as soon as reasonably practicable and to keep such registration statement effective until the date that all Registrable Securities covered by such registration statement have been sold or can be sold without restriction pursuant to Rule 144 and without the requirement to be in compliance with Rule 144(c)(1) (or any successor thereof) promulgated under the Securities Act of 1933, as amended. The Issuer has agreed to be responsible for all fees and expenses incurred in connection with the registration of the Registrable Securities.

The Issuer has granted the March 2026 PIPE Investors customary indemnification rights in connection with the registration statement. The March 2026 PIPE Investors have also granted the Issuer customary indemnification rights in connection with the registration statement.

References to and the description of the March 2026 Registration Rights Agreement set forth above in this Item 6 do not purport to be complete and are qualified in their entirety by reference to the full text of the Form of Registration Rights Agreement, which is filed herewith as Exhibit 99.3 and incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to the Reporting Persons' Schedule 13D/A filed with the SEC on February 21, 2025).

Exhibit 99.2 Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.1 to the Issuer's Current Report on Form 8-K (File No. 1-38360) filed on March 6, 2026).

Exhibit 99.3 Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K (File No. 1-38360) filed on March 6, 2026).

## Signatures
- RA Capital Management, L.P.: /s/ Peter Kolchinsky, By Peter Kolchinsky, Authorized Signatory (03/10/2026)
- Peter Kolchinsky: /s/ Peter Kolchinsky, Peter Kolchinsky (03/10/2026)
- Rajeev Shah: /s/ Rajeev Shah, Rajeev Shah (03/10/2026)
- RA Capital Healthcare Fund, L.P.: /s/ Peter Kolchinsky, By RA Capital Healthcare Fund GP, LLC, its General Partner, By Peter Kolchinsky, Manager (03/10/2026)